EXHIBIT 99.4

ODYSSEY SEMICONDUCTOR TECHNOLOGIES, INC.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

(As approved by the Board of Directors February 9th, 2022)

Purpose

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board of Directors”) of Odyssey Semiconductor Technologies, Inc. (the “Company”) shall be:

(a)	to identify, evaluate, recruit and recommend to the Board of Directors for consideration and approval individuals qualified to be members of the Board of Directors;

(b)	to develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Company; and

(c)	to oversee matters of corporate governance, including the monitoring of a process to assess the effectiveness of the Board of Directors.

Membership and Procedures

Except as otherwise in accordance with Rule 5605(e)(3) and the phased approach set forth in Rule 5615(b)(1) of the National Association of Securities Dealers Automated Quotations (the “NASDAQ”) Listing Rules, the Committee shall consist of at least two members of the Board of Directors, with the exact number being determined by the Board of Directors. Committee members shall be appointed from time to time by the Board of Directors having given consideration to the recommendations, if any, from the Committee. Also having given consideration to the recommendation, if any, from the Committee, the Board of Directors shall designate a Chairman of the Committee, provided that if the Board of Directors does not so designate a Chairman, the members of the Committee, by a majority vote, may designate a Chairman. The Chair (or in his or her absence a member designated by the Chair) shall preside at all meetings of the Committee.

Committee members may be removed, without cause, by the affirmative vote of a majority of the Board of Directors at any time. Any Committee member may resign effective upon giving written notice to the Chairman of the Board, the Corporate Secretary or the Board of Directors (unless the notice specifies a later time for the effectiveness of such resignation).

Each member of the Committee shall meet the independence standards that may be established from time to time by the NASDAQ, as well as any independence standards that may be established from time to time by the Board of Directors or the Committee.

Resources and Authority

The Committee shall have the resources and appropriate authority, without seeking the approval of the Board of Directors, to discharge its duties and responsibilities, including the authority to select, retain, terminate and approve the fees and other retention terms of outside search firms and other consultants or advisors to assist the Committee or a member of the Committee engaged in conducting the Committee’s duties and responsibilities as it deems appropriate. The Committee may request any director, officer or employee of the Company, the Company’s outside counsel or independent auditors or such other persons as it deems appropriate to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities. The Committee shall have full access to all books, records, facilities and personnel of the Company in connection with the discharge of its responsibilities.

Delegation to Subcommittee

The Committee may form and delegate authority to subcommittees consisting of one or more members of the Committee when appropriate, as are provided in the resolutions of the Committee, except to the extent such delegation is limited by applicable law or listing standard. The actions of any such subcommittee shall be presented to the full Committee at the next scheduled Committee meeting.

Duties and Responsibilities

The following shall be the common recurring duties and responsibilities of the Committee. These duties and responsibilities are set forth below as a guide to the Committee with the understanding that the Committee may alter or supplement them as appropriate under the circumstances to the extent permitted by applicable law, regulation or listing standard.

●	Assume a leadership role for the development of the Company’s approach to corporate governance issues.

●	Develop and recommend to the Board of Directors corporate governance guidelines applicable to the Company and thereafter periodically review and recommend to the Board of Directors any changes deemed appropriate by the Committee.

●	Evaluate and make recommendations regarding the size and composition of the Board of Directors.

●	Make recommendations to the Board of Directors regarding the size and composition of committees of the Board of Directors and the chairman for each committee, with consideration of the desires of individual members of the Board of Directors.

●	Monitor compliance with Board of Directors and Board of Directors committee membership criteria.

●	Evaluate candidates for nomination to the Board of Directors, including those recommended by stockholders.

●	Establish procedures for the submission and consideration of candidates for nomination to the Board of Directors recommended by stockholders.

●	Identify, evaluate, recruit and recommend to the Board of Directors for consideration and approval the individuals to constitute the nominees of the Board of Directors for election as directors at the annual meeting of stockholders or to fill vacancies on the Board of Directors.

●	Oversee the self-evaluation process of the Board of Directors and each of its committees.

●	Review and make recommendations to the Board of Directors regarding the Certificate of Incorporation and Bylaws of the Company and the charters of other committees of the Board of Directors as may then be in effect.

●	Develop and recommend to the Board of Directors the qualification standards for directors and committee members, including defining specific criteria for independence, and from time to time or as necessary recommend to the Board of Directors any changes deemed appropriate by the Committee.

●	Develop and recommend to the Board of Directors a code of business conduct and a code of ethics applicable to members of the Board of Directors, officers and employees of the Company that complies with applicable securities laws and regulations and stock market rules, and from time to time or as necessary recommend to the Board of Directors any revisions to such code that the Committee deems appropriate or to ensure compliance with such laws, regulations and rules.

●	Review and reassess the adequacy of this Charter regularly and recommend any proposed changes to the Board of Directors. The Committee also shall undertake a regular evaluation assessing its performance with respect to its duties and responsibilities set forth in this Charter, which evaluation shall be reported to the Board of Directors. The self-assessment shall be conducted in such manner as the Committee deems appropriate.

●	Review and reassess regularly the Insider Trading and Communications Policy, and any such policies as the Board of Directors shall determine and recommend any proposed changes to the Board of Directors.

●	Make regular reports on the activities of the Committee to the Board of Directors.

●	Oversee the Company’s strategy on corporate social responsibility and sustainability, including evaluating the impact of Company practices on communities and individuals, and to develop and recommend to the Board of Directors for approval policies and procedures relating to the Company’s corporate social responsibility and sustainability activities.

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